SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

           Under the Securities Exchange Act of 1934 (Amendment No. )*

                              CONNETICS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    208192104
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                                 (CUSIP Number)

                                  Devin Buckley
--------------------------------------------------------------------------------
                           Stiefel Laboratories, Inc.
                               255 Alhambra Circle
                             Coral Gables, FL 33134
                                 (305) 443-3800
--------------------------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                                William J. Grant
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                October 22, 2006
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



--------------------------------                              ------------------
CUSIP No. 208192104                                           Page 2 of 10 Pages
--------------------------------                              ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Stiefel Laboratories, Inc.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO (See Item 3)
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0 (See Item 5)
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    1,882,451 (See Item 5)
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0 (See Item 5)
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                849,400 (See Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,882,451 (See Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.45% (See Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



--------------------------------                              ------------------
CUSIP No. 208192104                                           Page 3 of 10 Pages
--------------------------------                              ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Charles W. Stiefel
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF (See Item 3)
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0 (See Item 5)
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    1,882,451 (See Item 5)
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0 (See Item 5)
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                849,400 (See Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,882,451 (See Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.45% (See Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

Item 1. Security and Issuer

     This statement on Schedule 13D relates to the common stock, par value $.001 per share ("Connetics Common Stock"), of Connetics Corporation, a Delaware corporation ("Connetics"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The principal executive offices of Connetics are located at 3160 Porter Drive, Palo Alto, California 94304.

Item 2. Identity and Background

     This statement is filed on behalf of Stiefel Laboratories, Inc., a Delaware corporation ("Stiefel") and Charles W. Stiefel (collectively, the "Reporting Persons"). The address of the principal business and principal office of Stiefel is 255 Alhambra Circle, Coral Gables, FL 33134. The principal business of Stiefel is the manufacture and marketing of a variety of prescription and non-prescription dermatological products. Charles W. Stiefel is a citizen of the United States of America. Charles W. Stiefel is the Chairman of the Board, President and Chief Executive Officer of Stiefel. Charles W. Stiefel, though his direct ownership of a majority of outstanding and Class B shares of Stiefel, and his ability pursuant to certain other arrangements to direct the voting of certain additional Class A and Class B shares of Stiefel, may be deemed to control Stiefel. As a result, Charles W. Stiefel may be deemed to share beneficial ownership of all Connetics shares beneficially owned by Stiefel.

     The names, residence or business address, citizenships and present principal occupations or employment of the executive officers and directors of Stiefel are set forth in Annex A hereto.

     During the last five years, none of the Reporting Persons nor, to the best knowledge of Stiefel and Charles W. Stiefel, any person named in Annex A, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     Stiefel acquired 849,400 shares of Connetics Common Stock (the "Owned Shares") in a series of open market transactions during August and September of 2006 for total consideration of $9,029,079 (excluding brokerage fees), funded from working capital.

     On October 22, 2006, Stiefel entered into an Agreement and Plan of Merger (the "Merger Agreement") with Connetics and Clear Acquisition Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Stiefel ("Merger Sub"). Upon the terms and subject to the conditions of the Merger Agreement, at the effective time, Merger Sub will merge (the "Merger") with and into Connetics, with Connetics continuing as the surviving corporation (the "Surviving Corporation").

     At the effective time of the Merger, each share of Connetics Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than shares held by Stiefel, Merger Sub, Connetics and shares subject to appraisal rights) will be converted into the right to receive $17.50 in cash.

     It is currently anticipated that the cash consideration payable by Stiefel to holders of Connetics Common Stock pursuant to the Merger Agreement will be financed through available working capital and other sources of liquidity.

     Pursuant to the Merger Agreement, at the effective time of the Merger, (i) the directors of Merger Sub immediately prior to the Merger will be the directors of the Surviving Company, (ii) the officers of Connetics immediately prior to the Merger will be the officers of the Surviving Corporation, (iii) the certificate of incorporation and the bylaws of Merger Sub in effect immediately prior to the Merger will be the certificate of incorporation and bylaws of the Surviving Corporation, except that the name of the Surviving Corporation will be the name of Connetics. After the completion of the Merger, the Connetics Common Stock will cease to be authorized to be quoted on The Nasdaq Stock Market.

     Concurrently with the execution and delivery and delivery of the Merger Agreement, Stiefel entered into voting agreements, dated as of October 22, 2006 (collectively, the "Voting Agreements"), with each of Katrina Church, David Cohen, R. Andrew Eckert, Carl Feldbaum, Matthew Foehr, Denise Gilbert, John Higgins, John Kane, Thomas Kiley, Lincoln Krochmal, Leon Panetta, G. Kirk Raab,
C. Gregory Vontz, Thomas Wiggans and Judy Zivick (collectively, the "Connetics Stockholders"). Pursuant to the Voting Agreements, each of the Connetics Stockholders has agreed that until the termination of the Voting Agreement, such Connetics Stockholder will vote or cause to be voted the shares of Connetics Common Stock over which such Connetics Stockholder has voting power in favor of the approval and adoption of the Merger Agreement and the Merger (as more fully described in Item 6).

     On October 23, 2006, Stiefel announced in a press release (the "Press Release") that it had entered into the Merger Agreement pursuant to which each share of Connetics Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than shares held by Stiefel, Merger Sub, Connetics and shares subject to appraisal rights) will be converted into the right to receive $17.50 in cash.

     The descriptions of the Press Release, the Merger Agreement and the Voting Agreements do not purport to be complete and are qualified in their entirety by reference to the Press Release, the Merger Agreement and the Form of Voting Agreement, which are referenced herein as Exhibit 99.1, Exhibit 99.2 and Exhibit
99.3 respectively, and are incorporated by reference into this Item 3.

Item 4. Purpose of Transaction

     The Connetics Stockholders agreed to enter into the Voting Agreements to induce Stiefel to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement, including the Merger.

     Other than pursuant to the Merger Agreement and the Voting Agreements, as described in Items 3 and 6, neither Stiefel nor, to the best knowledge of Stiefel, any person listed in Annex A hereto, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of Connetics, or the disposition of securities of Connetics; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Connetics or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Connetics or any of its subsidiaries;
(d) any change in the present Board of Directors or management of Connetics, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Connetics; (f) any other material change in Connetics' business or corporate structure; (g) changes in Connetics' charter, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Connetics by any person; (h) causing a class of securities of Connetics to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Connetics becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above (although Stiefel reserves the right to develop such plans).

Item 5. Interest in Securities of the Issuer

     (a) and (b). As of October 22, 2006, 1,033,051 issued and outstanding shares of Connetics Common Stock were subject to the Voting Agreements (the "Voting Agreements Shares"). The Voting Agreements Shares, together with the Owned Shares, represent approximately 5.45% of the issued and outstanding shares of Connetics Common Stock as of October 22, 2206, as represented by Connetics in the Merger Agreement. By virtue of the Voting Agreements, the Reporting Persons may be deemed to share with the Connetics Stockholders the power to vote or direct the voting of the Voting Agreements Shares. However, neither Reporting Person is entitled to any other rights as a stockholder of Connetics as to the Voting Agreements Shares, and does not have any right to dispose or direct the disposition of the Voting Agreements Shares, except for the restrictions described in Item 6.

     Pursuant to Rule 13d-4 under the Exchange Act, each Reporting Person hereby states that this Schedule 13D shall not be deemed an admission that such Reporting Person is, for the purposes of Section 13(d) of the Exchange Act, the beneficial owner of the Voting Agreements Shares, and each Reporting Person expressly disclaims beneficial ownership of the Voting Agreements Shares.

     Stiefel holds directly the Owned Shares, which are comprised of 849,400 shares of Connetics Common Stock. The Owned Shares were acquired by Stiefel in open market transactions during August and September of 2006 for total consideration of $9,029,079 (excluding brokerage fees), funded from working capital. Stiefel has shared power to vote and dispose of the Owned Shares. Charles W. Stiefel may be deemed to have shared power to vote and dispose the Owned Shares. Pursuant to Rule 13d-4 under the Exchange Act, Charles W. Stiefel hereby states that this Schedule 13D shall not be deemed an admission that Charles W. Stiefel is, for the purposes of Section 13(d) of the Exchange Act, the beneficial owner of the

Owned Shares and Charles W. Stiefel expressly disclaims beneficial ownership of the Owned Shares.

     Except as described above with respect to Charles W. Stiefel, to the best knowledge of each Reporting Person, no shares of Connetics Common Stock are beneficially owned by any of the persons named in Annex A.

     (c). Other than the acquisition of the Owned Shares and the Voting Agreements Shares pursuant to the Voting Agreements, neither Reporting Person, nor, to the best knowledge of such Reporting Person, any person named in Annex A, has effected any transaction in the shares of Connetics Common Stock during the past 60 days.

     (d) and (e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Pursuant to the Voting Agreements, and subject to the terms and conditions contained therein, each Connetics Stockholder has agreed that prior to the termination of the Voting Agreement, at any meeting of the stockholders of Connetics called to vote upon the Merger Agreement or the Merger, or at any adjournment or postponement thereof, or in any other circumstances upon which a vote, consent, adoption or other approval (including by written consent solicitation) with respect to the Merger Agreement or the Merger is sought, such Connetics Stockholder shall vote (or cause to be voted) all of the Voting Agreements Shares of such Connetics Stockholder and any other New Shares (as defined in the Voting Agreements) (together, the "Shares") then owned of record and beneficially by such Connetics Stockholder (i) in favor of the adoption of the Merger Agreement and the approval of the terms thereof, including the Merger, and (ii) against any Acquisition Proposal (as defined in the Voting Agreements).

     Furthermore, except as provided for in the Voting Agreements, each Connetics Stockholder, pursuant to the Voting Agreements, and subject to the terms and conditions contained therein, has irrevocably granted to and appointed certain designees of Stiefel such Connetics Stockholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Stockholder, to vote all of such Connetics Stockholder's Shares in accordance with the provisions described above.

     Also pursuant to the Voting Agreements, and subject to the terms and conditions contained therein, each Connetics Stockholder has agreed that until the termination of the Voting Agreement, except pursuant to the Voting Agreement, such Connetics Stockholder shall not, and shall not agree to, directly or indirectly, transfer (except as may be specifically required by court order or by operation of law), sell, exchange, tender, pledge, assign, or otherwise dispose of or take any action to encumber any Shares or enter into any agreement or other arrangement relating thereto; provided, however, that such Connetics Stockholder may (a) transfer the Shares to any member of such Connetics Stockholder's immediate family, or to a trust for the benefit of Stockholder or any member of Stockholder's immediate family for estate planning purposes, (b) transfer the Shares upon the death of such Connetics Stockholder, and (c) transfer the Shares in accordance with the terms of any 10b5-1 plan of such Connetics Stockholder in effect as of the date hereof, provided, further, that any such transfer shall be permitted only if, as a precondition to such transfer, the transferee agrees in writing to be bound by all of the terms of the Voting Agreement, other than transfers permitted pursuant to clause (c) which shall not require satisfaction of such precondition.

     The Voting Agreements provide that they will terminate upon the earlier of
(i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement and (ii) the termination of the Merger Agreement in accordance with its terms.

     The description of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the Form of Voting Agreement which is referenced herein as Exhibit 99.3 and is incorporated by reference into this Item 6.

     Except for the Voting Agreements and the Merger Agreement, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of Connetics.

Item 7. Material to be Filed as Exhibits

Exhibit      Description
-------      -----------

99.1         Press Release, dated October 23, 2006, issued by Stiefel
             Laboratories, Inc.

99.2 Agreement and Plan of Merger, dated as of October 22, 2006, by and among Stiefel Laboratories, Inc., Clear Acquisition Sub, Inc. and Connetics Corporation.

99.3 Form of Voting Agreements, by and between Stiefel Laboratories, Inc. and each director and executive officer of Connetics Corporation.

99.4         Joint Filing Agreement.

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: October 31, 2006

                                      STIEFEL LABORATORIES, INC.


                                      By: /s/ Devin Buckley
                                         ---------------------------------------
                                      Name:   Devin Buckley
                                      Title:  Vice President and General Counsel




                                       /s/ Charles W. Stiefel
                                      ------------------------------------------
                                      CHARLES W. STIEFEL

                                     ANNEX A

The name, business address and present principal occupation or employment of each of the directors and executive officers of Stiefel are as set forth below. Each person's business address is c/o Stiefel Laboratories, Inc., 255 Alhambra Circle, Coral Gables, Florida 33134. Except as indicated below, each person is a citizen of the United States of America.


                              Directors of Stiefel

Name                       Principal Occupation
----                       --------------------

Herbert A. Stiefel         President, International Administration of Stiefel
Richard J. MacKay (1)      Co-Vice President-Area I, President, Stiefel Canada,
                           Inc.
Gabriel McGlynn (2)        Vice President EMEA (Area III/IV) of Stiefel
Charles W. Stiefel         Chairman of the Board, President & CEO of Stiefel
Todd R. Stiefel            Vice President, Global Strategy of Stiefel
Brent D. Stiefel           Vice President, Corporate Development of Stiefel
William Humphries          Senior Vice President, Commercial Operations of
                           Stiefel
_____________________
(1) Citizen of Canada
(2) Citizen of Ireland


                          Executive Officers of Stiefel

Name                       Title at Stiefel (Principal Occupation)
----                       ---------------------------------------

Charles W. Stiefel         Chairman of the Board, President and CEO
William Humphries          Senior Vice President, Commercial Operations
Brent D. Stiefel           Vice President, Corporate Development
Todd R. Stiefel            Vice President, Global Strategy
Devin Buckley              Vice President and General Counsel
Jeffrey Thompson           Chief Operating Officer
Michael Cornelius          Senior Vice President & Chief Financial Officer
Marco Taglietti (3)        Senior Vice President, Global Research
____________________
(3) Citizen of the United States of America and Italy